RMS

18006701

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 69705

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

General Wellington Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

295 Madison Avenue – 43rd Fl.
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Meehan — (212) 803-7153
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Singer Lewak LLP
(Name – *if individual, state last, first, middle name*)

3600 S. Yosemite St., Suite 600	Denver	Colorado	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 6 2018
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

BW

OATH OR AFFIRMATION

I, Kevin Meehan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of General Wellington Capital LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KEVIN B. McLANE
NOTARY PUBLIC OF NEW JERSEY
ID # 50027678
My Commission Expires 11/23/2020

Notary Public

K Meehan
Signature

FINOP
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Members
General Wellington Capital, LLC
New York, New York

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of General Wellington Capital, LLC (the "Company") as of December 31, 2017, and the related notes to the financial statement (collectively, the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

SingerLewak LLP

February 27, 2018

GENERAL WELLINGTON CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

Assets	
Cash	$121,964
Other assets	10,734
Total Assets	$132,698
Liabilities and Members' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 95,614
Total liabilities	95,614
Members' Equity	37,084
Total Liabilities & Equity	$ 132,698

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission. The accompanying notes are an integral part of these financial statements.

Note 1 – Nature of Business

General Wellington Capital, LLC (the "Company"), a New York Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC"). The term of the Company shall continue in perpetuity unless the Company is dissolved in accordance with the provisions of its articles of organization. The Company provides financial advisory and marketing services to institutional investment managers. The Company's effective date of organization was November 1, 2015. The effective date of the Company's registration as a broker-dealer was June 27, 2016.

Note 2 – Summary of Significant Accounting Principles

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles general accepted in the United States of America ("US GAAP").

Use of Estimates in the Financial Statements

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents. At December 31, 2017, the Company had no cash equivalents.

Revenue Recognition

The Company provided financial advisory and marketing services primarily from raising capital on behalf of institutional investment managers and earns a fee under the terms of the agreement. The Company recognizes revenues when the following four criteria are met: persuasive evidence of an arrangement exists, the fee is fixed or determinable, the service has been provided, and there is reasonable assurance of collection of the fees.

Income Taxes

The Company has elected to be treated as a limited liability company for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Company's members, and no provision for federal income taxes has been recorded on the accompanying financial statements.

Income Taxes (continued)

The Company is a New York Limited Liability Company and is subject to New York City unincorporated business tax ("UBT") on partnerships operating in New York City, and the provision for the UBT tax is reflected in the accompanying Statement of Income. Accounting standards clarify the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Accounting standards also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense. As of December 31, 2017, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements.

Note 3 - Fair Value

The Company defines fair value as the price at which an asset would sell for or an amount paid to transfer a liability in an orderly transaction between market participants at the measurement date (the "exit price"). Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or parameters are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or the market on which they are primarily traded, and the instruments' complexity. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value.

- Level 1 Inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 Inputs use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

Certain financial instruments are carried at cost on the statement of financial condition, which approximates fair value due to their short-term, highly liquid nature.

Note 4 – Concentrations and Credit Risk

Concentrations:

During the year ended December 31, 2017, the Company primarily generated revenues from four clients as follows (approximately $510,000 – 53%; $341,000 – 35%; $112,000 – 11.7% and $2,700 – 0.3%) of the Company's total revenues.

Credit Risk

The Company maintains a checking account in a financial institution. Accounts at the bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the account. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

. Note 5 – Related Party Transactions

Operating Lease

The Company has an office space expense sharing arrangement with an affiliated entity whose owner is the owner and designated principal of the Company. The term of the agreement is for three years and expires in December 2018 and may be terminated by either party upon 90 days prior written notice. During the year ended December 31, 2017, Occupancy costs charged to operations were $108,000.

Guaranteed Payments to Members

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as a charge to operations rather than as allocations of membership net income. Guaranteed payments that are intended as payments of interest on capital accounts are not accounted for as expenses of the Company, but rather, as part of the allocation of net income. During the year ended December 31, 2017 the Company recorded a charge of approximately $310,000 for compensation and benefits.

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, under which the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 8 to 1. Net capital and the related net capital ratio may fluctuate daily. At December 31, 2017, the Company had net capital of $26,350, which was $19,976 in excess of its net capital requirements of $6,374. The Company' ratio of aggregate indebtedness to net capital was 3.63 to 1.

The Company qualifies under the exemption provisions of Rule 15c3-3 under subparagraph (k)(2)(i) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

Note 7 Commitments and Contingencies

Litigation

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising from the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently there is no litigation against the Company.

Indemnification

The Company has entered into a Business Advisory Agreement with each client; each having various terms and conditions outlined within each agreement. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

NOTE 8 – Subsequent Events

Management has evaluated the impact of all events and transactions occurring after period end through the date these financial statements were issued, and has determined that there were no subsequent events requiring recognition or disclosure.